DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04007890

February 6, 2004

Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary
Time Warner Inc.
75 Rockefeller Plaza
New York, NY 10019-6908

Act: 1934
Section: 14A-8
Rule:
Public Availability: 2/6/2004

Re: Time Warner Inc.
Incoming letter dated December 26, 2003

Dear Ms. Waxenberg:

This is in response to your letter dated December 26, 2003 concerning the shareholder proposal submitted to Time Warner by Trinity Health Systems, the Ursuline Sisters of the Provincialate of the Eastern Province of the United States and Patricia Yenawine. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Catherine Rowan
766 Brady Avenue, Apt. 635
Bronx, NY 10462

TimeWarner

RECEIVED
2003 DEC 29 PM 4:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 26, 2003

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by Trinity Health System and Others

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2004 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") it received from Catherine Rowan on behalf of Trinity Health System, joined by the Ursuline Sisters of the Provincialate of the Eastern Province of the United States and The As You Sow Foundation on behalf of Patricia Yenawine (collectively, the "Proponents"). The Proposal would require the Company to form a new committee of the board of directors to "review data linking tobacco use by teens with tobacco use in our youth-rated movies." The Proponents also propose certain findings of this committee before it is even constituted.

The Company does not intend to include the Proposal in its Proxy Materials pursuant to (i) Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it relates to the Company's ordinary business operations, (ii) Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under the laws of the state of Delaware and (iii) Rule 14a-8(i)(3) because it is false and misleading.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of this letter and the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies each of the Proponents as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Time Warner Inc. ◦ 75 Rockefeller Plaza ◦ New York, NY 10019-6908
T 212.484.7350 ◦ www.timewarner.com

Grounds for Omission

A. The Proposal clearly relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the exclusion from the Company's Proxy Materials of shareholder proposals relating to its "ordinary business operations." If approved, the Proposal would (i) require the Company to form a committee of its board of directors to "review data linking tobacco use by teens with tobacco use in [its] youth-rated movies," and (ii) propose a series of "findings" by this committee aimed at eliminating "smoking or tobacco promotion" in the Company's films and television programs. This is clearly related to the general operations of one of the Company's core businesses and, therefore, is not an appropriate subject matter for a shareholder proposal.

The Company is one of the world's largest producers and distributors of film and television entertainment. In 2003 alone, the Company's Filmed Entertainment divisions released dozens of original movies for viewing in theaters or on DVD/video, and it distributed television programming in more than 175 countries and in more than 40 languages. The distribution library owned or managed by the Company currently has more than 6,500 feature films and approximately 38,000 television titles. The determinations of the content of those products, including whether or how tobacco products are used in the Company's film or television catalogue, represent just a part of the many decisions made on a daily basis by the persons charged with operating these divisions. These operations involve the nature, presentation and content of the Company's products, are matters integrally related to the Company's ordinary business affairs, and should not be made a subject of shareholder review. The Proposals would strip the managers in charge of these operations of important creative and decision-making power and instead vest it in the Company's shareholders.

The Staff has consistently recognized that shareholder proposals seeking to regulate the content, sale, distribution or manner of presentation of tobacco products involve "ordinary business operations" within the meaning of Rule 14a-8(i)(7). *See e.g., The Walt Disney Company* (November 10, 1997) (proposal for a "thorough and independent review" of the "ways tobacco is portrayed in the company's films and programs produced for television" and "what, if any, influence such [portrayals] have on youth attitudes and behaviors related to smoking" could be omitted as related to ordinary business); *Time Warner Inc.* (January 18, 1996) (proposal that the company voluntarily implement a government proposal regarding cigarette advertising could be omitted as relating to ordinary business); *Times Mirror Company* (January 16, 1996) (proposal that the company adopt certain policies with respect to cigarette advertising in its publications); *Gannett Co., Inc.* (March 18, 1993) (proposal for a report researching consumer perceptions of cigarette advertisements placed on the company's billboards and newspapers could be omitted as related to ordinary business). The report mandated by the Proposal is very similar in nature to the one addressed in the above-referenced *Disney* letter. In that situation, the staff concluded that the report related to matters of ordinary business operations, specifically "the nature, presentation and content of programming and film production." Here, the Proponents go one step further by setting out the findings and recommendations of the very study it seeks to

mandate. These findings range from requiring the company to end "tobacco promotion" in its film and television programming to "encouraging" the Motion Picture Association of America to modify its rating system so that future movies showing tobacco are rated "R." If the report itself infringes on the Company's ordinary business operations, then surely the Proponents' suggested findings of such a report are excludable as well. In light of the well-established precedent on this specific topic, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7).

The positions taken by the Staff are not limited to matters explicitly involving tobacco. As a general rule, shareholder proposals that seek to require a corporation to change or abandon certain media products are regularly excluded from proxy materials under Rule 14a-8(i)(7). *See e.g., Time Warner Inc.* (February 24, 1997) (proposal that the company research the effect that certain cartoon characters have on encouraging the teasing and bullying of children); *Time Warner Inc.* (February 19, 1993) (proposal to establish a lyric review committee relating to the content of the company's music recordings); *General Electric Company* (February 2, 1993) (proposal that the company review its television broadcast standards from the perspective of the role models they create for young children); *Walt Disney Productions* (November 19, 1984) (proposal that the company cease the distribution of the movie "Splash" because it eroded basic moral values). The principle behind these no-action letters is that the nature and presentation of products by media companies lies squarely within the realm of ordinary business operations.

The ordinary business of the Company includes the selection of the content and presentation of its film and television products, which may, from time to time, appeal in different ways to its many different audiences. The Company believes that it responds responsibly to these varying tastes and audiences. To allow shareholder resolutions to address individual product issues would subject each of the Company's many ordinary, day-to-day business decisions to scrutiny and veto by any person whose special interests or viewpoints, whether personal, financial or otherwise, were touched by a product resulting from that decision. The Company respectfully believes that its management team, not its shareholders, are the best equipped to handle the various content decisions that are an integral part of the daily operations of its business.

For these reasons, the Company respectfully submits that the Proposal may properly be excluded from its Proxy Materials under Rule 14a-8(i)(7).

B. The Proposal is phrased in mandatory terms and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(1).

Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal if it is not a proper subject for shareholders action under applicable state law. The Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), explains that:

> "1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a

much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

The Company is incorporated in the state of Delaware. Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the business of the Company "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this [Chapter 1] or in its certificate of incorporation." The Staff has consistently recognized that a shareholder proposal mandating or directing a company's board of directors to take certain action within the province of the board is inconsistent with the discretionary authority granted to that board under state law and therefore violates Rule 14a-8(i)(1). *See, e.g., American Electric Power Company, Inc.* (January 16, 2002); *Alaska Air Group, Inc.* (March 26, 2000); *Bangor Hydro-Electric* (March 13, 2000); *UST Inc.* (March 13, 2000).

The Proposal, as drafted, *requires* the Company's board of directors to organize a committee of outside directors, and further *requires* that committee to review data linking tobacco use by teens with tobacco use in youth-rated movies. Under Delaware law, these powers and actions are reserved to the judgment of the Company's board of the directors, and neither Chapter 1 of the DGCL nor the Company's Certificate of Incorporation restricts the Company's board in a way relevant to the requirements of the Proposal. The Proposal further proposes findings of this committee before it is even constituted. This would clearly violate the committee's powers should it be created, and it begs the question of why a review should be conducted at all if the findings have been pre-ordained by the Proponents.

Since the Proposal is phrased in mandatory rather than precatory terms, the Company respectfully submits that it may be excluded from the Company's Proxy Materials under Rule 14a-8(i)(1).

C. The Proposal contains numerous false and misleading statements and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof that is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal and the supporting statement contain many conclusory statements without substantiation about the content and impact of the Company's films that are vague or misleading within the scope of Rule 14a-9 and, therefore, the Proposal may be excluded from the Proxy Materials or, in the alternative, the Proponents should be required to remove or modify such statements from the Proposal. Among these statements are the following:

- The first paragraph states "tobacco promotion in major motion pictures has doubled in ten years." The Proponents provide no citation or factual support for this statement. It is, therefore, misleading because shareholders would be unable to assess its source, validity and/or context. Also, the term "tobacco promotion" is vague and entirely subjective. Reasonable people can disagree, for example, about whether a movie "promotes tobacco" if it features a scene that takes place in a smoky bar or a convenience store that sells

tobacco products or features a main character rejecting proffers of cigarettes. Finally, the statement may mislead stockholders by implying without support or detail that "tobacco promotion" in the *Company's* major motion pictures has increased over time. The Proponents fail to mention that the Massachusetts Public Research Group report cited in the supporting statement used a relatively small sample size (20 films), many of which were not produced or distributed by the Company, and that the average amount of "tobacco promotion" in the films was less than 90 seconds. These details would certainly make the supporting statement less misleading.

- The sixth and seventh paragraphs once again provide certain statistical and conclusory information without discussion of the basis for the conclusions. For example, the sixth paragraph states "in 2002, 69% of [the Company's] live-action movies, including over half of its youth-rated ones, included smoking, trademarked tobacco brands or collateral in a way that will increase tobacco addiction, disease and death." This statement is vague and potentially misleading. First, like "tobacco promotion," the term "tobacco collateral" is vague, has no objective meaning and may be susceptible to different interpretations. Second, as with assertions throughout the Proposal, the Proponents provide no factual support for the statistic so that the Company can verify the basis of the Proponents' assertion. They fail to identify which or even how many of the Company's films were included in this analysis, nor do they explain whether all portrayals of tobacco use, even if shown in a negative way, are included in the tally. Finally, the statement implies that the Company uses tobacco products in its film projects *with the intent* of increasing tobacco use and its negative effects. This implication, while probably not intentional, is clearly false.

- Finally, the ninth paragraph states that the Company's continued use of tobacco products in its films "increases its exposure to consumer opprobrium and to potential legal liability." While the Company acknowledges the Proponents' strong feelings on this subject, it does not agree with the generalization that its consumer base generally finds its presentation of tobacco use in its youth-rated movies objectionable, irresponsible or morally repugnant. Also, the Company is not aware of any current or pending legal proceedings against it related to the issues raised in the Proposal.

The proposed action requested by the Proposal itself also contains several statements that are so vague as to be misleading. The Staff has found that a proposal is misleading if shareholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the board of directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. *See Philadelphia Electric Co.* (July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will… equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite). As previously discussed, the Proposal contains a list of actions the Company should implement following its report to shareholders. In many instances, it is unclear what actions would satisfy the Proponents' intent. For example, item one uses the term "tobacco promotion," which is too vague and subjective to be understood. It would seem that even the *negative* portrayal of tobacco use would be prohibited under the terms of the Proposal. Item two

would require the Company to "encourage" the Motion Picture Association of America to modify its ratings system. This is so vague that it would be difficult to implement. Item three would require the Company to run anti-smoking advertisements before any movie portraying "tobacco use." It is unclear how the term in quotes is different from the term "tobacco promotion" or "tobacco collateral," both of which are used elsewhere in the Proposal. Finally, item five would require the Company to certify that "nothing of any value" has been exchanged for the appearance of tobacco use or brands in its future films. This is so broad, and the term "tobacco use" is so vague, that management would have no clear idea what they would be certifying.

For these reasons, the Company respectfully submits that the Proposal may be excluded in its entirety from the Proxy Materials pursuant to Rule 14a-8(i)(3) or, in the alternative, the Proponents be required to remove or revise the many misleading and vague statements.

* * * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

Attachment

cc: Catherine Rowan
766 Brady Avenue, Apt. 635
Bronx, NY 10462

Conrad B. MacKerron
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Mary Sullivan, OSU
Corporate Responsibility Representative
Ursuline Provincialate of the Eastern
Province of the United States
323 East 198th Street
Bronx, NY 10458-3105

TIME WARNER/WARNER BROTHERS
Address Problems Related to Affect on Teens of Movie Tobacco Use

WHEREAS tobacco promotion in major motion pictures has doubled in ten years;

Despite an expected fall in tobacco use in films following the 1998 Master Settlement Agreement between tobacco firms and forty-six states, it soon climbed by 50% in the most popular youth-rated films (Massachusetts Public Research Group, 2000 "Tobacco at the Movies," at (www.toughontobacco.org);

Twenty-seven state Attorneys General have asked Hollywood to reduce teen exposure to smoking on screen (8/26/03);

An *American Journal of Preventive Medicine* article associates viewing tobacco use in movies with positive attitudes toward smoking among children who had never smoked (AJPM 22/3, 2003, 137-145);

A two-year study in *The Lancet* (6/9/03) revealed teens most exposed to smoking in movies are three times more likely to start smoking than ones seeing the least. The study's co-author, Madeline Dalton, Dartmouth Medical School, calls the findings "the strongest evidence to date that smoking in movies encourages adolescents to start smoking." (Washington Post, 6/10/03, A7);

The Lancet said tobacco use in U.S. movies daily recruits more than 1,000 kids under eighteen, more than half of all new adolescent smokers;

In 2002 69% of this Corporation's live-action moves, including over half of its youth-rated ones, included smoking, trademarked tobacco brands or collateral in a way that will increase tobacco addiction, disease and death;

Removing tobacco images from youth-rated (G, PG, PG-13) movies would reduce the number of U.S. children who will ultimately die from tobacco-related disease by 50%;

The World Health Organization, American Medical Association, American Academy of Pediatrics and other health experts have urged Hollywood to adopt voluntary measures curtailing youth exposure to smoking on screen;

As public awareness and research evidence grows, this corporation's continued, knowing inclusion of smoking in youth-rated films increases its exposure to consumer opprobrium and to potential legal liability;

RESOLVED: A committee representing the outside directors of the company be formed to review data linking tobacco use by teens with tobacco use in our youth-rated movies. If it finds no fundamental laws, the Committee shall make appropriate recommendations to the Board, to be reported to requesting shareholders by Jan. 1, 2005. This resolution's filers propose the Committee's findings recommend that:

1) no smoking or other tobacco promotion be included in any future youth-rated film or TV program this corporation produces or distributes;
2) the Motion Picture Association of America be encouraged to modify its rating system so that future movies showing tobacco are rated "R;"
3) no brands of any tobacco product be displayed in any future film this corporation produces or distributes;
4) anti-smoking advertisements approved by U.S. Centers for Disease Control be run before any movie portraying tobacco use that this corporation produces, distributes or licenses to download, on-demand or recorded video media, and this corporation make every effort that the same be done before all theatrical showings; and
5) certification be made that nothing of any value has been exchanged related to the appearance of tobacco use, brands or collateral in any future film produced or distributed by this corporation.

499 words, excluding titles



Catherine Rowan

Corporate Responsibility Consultant

November 19, 2003

Mr. Richard D. Parsons,
Chief Executive Officer
Time Warner
75 Rockefeller Plaza
New York, NY 10019

Dear Mr. Parsons,

Trinity Health, with an investment position of 176,094 shares of common stock in AOL Time Warner, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Time Warner is enclosed. Trinity Health has continuously held stock in Time Warner for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Every year the hospitals and clinics of Trinity Health treat thousands of patients with tobacco-related illnesses, particularly emphysema, heart disease and cancer. At the same time, the health care system offers patients, employees and the general public assistance in understanding the hazards of smoking and support in their efforts to quit smoking.

We are concerned about out recent studies that show that the more smoking adolescents see in movies, the more likely they are to start smoking. Over half of the movies made by our company's studios in 2002 had smoking scenes or scenes with images of tobacco brands. We believe that our company, as a good corporate citizen, must assume its responsibility in seeing how its movies may impact the health of children and youth.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

It is my understanding that the Ursuline Sisters and other investors also will file this resolution. Trinity Health is not submitting a separate proposal but is co-sponsoring the resolution with this group. The undersigned representative of Trinity Health has been designated the lead filer and primary contact on this matter. Please address any correspondence on this issue to me.

We look forward to discussing the issues surrounding at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan, representing Trinity Health
Corporate Responsibility Consultant

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner, Inc.
Incoming letter dated December 26, 2003

The proposal requires the formation of a committee to review data linking tobacco use by teens with tobacco use in youth-rated movies.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(7) as relating to Time Warner's ordinary business operations (i.e., the nature, presentation and content of programming and film production). Accordingly, the Division will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission upon which Time Warner relies.

Sincerely,



Keir Gumbs
Special Counsel